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                                      Filed by: Millennium Pharmaceuticals, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                               Subject Company: Millennium Pharmaceuticals, Inc.
                                                   Commission File No. 000-28494

Millennium has announced that it will acquire all the outstanding shares of Millennium Predictive Medicine, Inc., including the shares owned by Becton Dickinson. MPMx will continue to operate as a unit after the merger, with the same focus, management team and location.

This change will more closely align our therapeutic and predictive medicine discovery and development efforts. There are increasing opportunities for overlap and interaction between therapeutics, diagnostics, pharmacogenomics and patient management. In their strategic planning and partner discussions, MPMx and MPI have found that these areas are closely interwoven. With the two companies merged, Millennium will be able to make business decisions that maximize value and allow us to work together more efficiently and strategically.

Millennium employees who have MPMx stock or stock options will receive notification within the next month about the conversion of MPMx stock to MPI stock. The merger is expected to close, and new stock to be issued, by the end of April or early in May. The shares will be exchanged for common stock of Millennium at a ratio of one Millennium share for five MPMx shares.

MPMx is developing genomic- and proteomic-derived products and services to improve the diagnosis, treatment and prediction of disease. In 1999, MPMx executed alliances with Becton Dickinson in cancer diagnostics and with Bristol-Myers Squibb in pharmacogenomics related to certain drug classes in their oncology pipeline. These alliances will continue. MPMx will maintain this focus in the future while working to apply pharmacogenomics to parts of the Millennium therapeutic pipeline and integrating the Diagnomics strategy with Millennium franchise therapeutic areas.

It was also announced that MPMx and Becton Dickinson have hit all their first year objectives. Because of this tremendous success, MPMx and Becton Dickinson have agreed to enter into discussions regarding expansion of their research and development of DiagnomicTM products in a variety of cancers including melanoma, cervical, breast, ovarian, uterine, prostate and colon. Congratulations!

Millennium Pharmaceuticals expects to file an information statement/prospectus under the Securities Act of 1933 with respect to the business combination described herein. Investors are urged to read the relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information. Investors may obtain these documents for free at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. In addition, any such documents, excluding exhibits, may be obtained from Millennium Pharmaceuticals without charge by requesting them in writing or by telephone at the following address: Investor Relations, Millennium Pharmaceuticals, Inc., 75 Sidney Street, Cambridge, MA 02139; Telephone: (617) 679-7000.